United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549

Re:	Great Wolf Resorts, Inc. / GW Capital Trust II Registration on Form S-1 File No. 333-134716
Ladies and Gentlemen:
     Great Wolf Resorts, Inc. and GW Capital Trust II (the “Registrants”) hereby request pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), to withdraw from registration the registration statement on Form S-1 (Registration Statement No. 333-134716) (the “Registration Statement”), filed by the Registrants with the Securities and Exchange Commission (the “Commission”) on June 5, 2006. The Registration Statement is being withdrawn because the Registrants no longer intend to sell any of the securities described in the Registration Statement.
     The Registration Statement was never declared effective and no securities were sold under the Registration Statement. Accordingly, the Registrants hereby request that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.
     The Registrants also request that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrants’ accounts for future use.
     If you have any questions regarding the foregoing application for withdrawal, please contact Alan J. Prince, counsel to the Registrants, at (404) 572-3595.

Sincerely, GREAT WOLF RESORTS, INC.
By:	/s/ J. Michael Schroeder
	Name:	J. Michael Schroeder
	Title:	General Counsel and Corporate Secretary

GW CAPITAL TRUST II
By:	/s/ J. Michael Schroeder
	Name:	J. Michael Schroeder
	Title:	Trustee

Great Wolf Resorts • 122 West Washington Avenue • Madison, WI 53703
Phone: 608.661.4700 • Fax: 608.661.4701 • www.greatwolf.com